

January 11, 2022

Justin Mirro
Chairman and Chief Executive Officer
Kensington Capital Acquisition Corp. IV
1400 Old Country Road, Suite 301
Westbury, New York 11590

> **Re: Kensington Capital Acquisition Corp. IV**
> **Draft Registration Statement on Form S-1**
> **Submitted December 15, 2021**
> **CIK No. 0001899287**

Dear Mr. Mirro:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted December 15, 2021

Cover Page

1. Please revise your cover page to disclose that your initial shareholders will own shares representing at least 30.0% (or 37.0% if your sponsor purchases $20 million of the units issued in this offering) of your outstanding ordinary shares immediately following the completion of this offering. In addition, in an appropriate location in the prospectus, please disclose the reason(s) for the creation of two classes of warrants, and disclose on the cover page that these features are different than the traditional SPAC structure.

<u>Capitalization, page 101</u>

2.   We note in your summary risk factor on page 48 that you intend to account for the public warrants as liabilities. Please confirm, and revise your disclosure in footnote 4 to the capitalization table to state, if true, that the warrant liability recognized in your capitalization table includes both public and private warrants.

     You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

                                  Sincerely,

                                    Division of Corporation Finance
                                    Office of Real Estate & Construction

cc: Chuck Samuelson